

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Mr. Wm. Stacey Locke
Chief Executive Officer and President
Pioneer Drilling Company
1250 N.E. Loop 410, Suite 1000
San Antonio, Texas 78209

> **Re: Pioneer Drilling Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 16, 2010**
> **Response Letter Dated January 10, 2011**
> **File No. 001-08182**

Dear Mr. Locke:

We have completed our review of your filings, and do not have any further comments at this time.

Sincerely,

Ethan M. Horowitz
Branch Chief